Mail Stop 3561

February 7, 2007

Nora Coccaro, Chief Executive Officer
ASP Ventures Corp.
1066 West Hastings Street, Suite 2610
Vancouver, British Columbia, Canada V6E 3X2

> **Re:** **ASP Ventures Corp.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **File No. 0-28589**

Dear Ms. Coccaro:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Nora Coccaro, CEO
        Facsimile: (604) 687-6755